

Confidential

Operating Agreement of MPI Digital, HR.ai

August 27th ,2024

Article I: Organization

1. Formation: This Limited Liability Company ("LLC") was formed on August 27th 2024 under the laws of the State of KY.
2. Name: The name of the LLC is MPI Digital HR.ai, LLC.

Article II: Purpose The purpose of the LLC is to engage in any lawful act or activity for which a limited liability company may be formed.

Article III: Members

1. Initial Members: The initial members are:
    - John H. Hawkins, with an address of 10061 Hempsteade Dr., Union, KY 41091

2. Admission of New Members: New members may be admitted with the unanimous consent of all existing members.

Article IV: Management The LLC will be managed by [its members/a manager or managers].

Article V: Capital Contributions Members shall make capital contributions as agreed and documented in the company's records.

Article VI: Distributions Profits and losses will be allocated among the members based on their ownership interests.

Article VII: Dissolution The LLC may be dissolved upon the unanimous vote of all members or as required by law.

MPI Digital HR.ai, LLC

By ______________________________

Name: John Hawkins
Title: President|Founder

Date: _August 27, 2024_________

6836 ashfield drive · cincinnati, oh 45249 · **800.543.6744** tel 513.721.6611 fax 513.762.8588

www.mpidigitalhr.com